UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

RANCHER ENERGY CORP.
 (Name of Issuer)

Common Stock, par value $0.00001 per share
 (Title of Class of Securities)

75188R106
(CUSIP Number)

Sergei Stetsenko
Paradeplatz 4
Zurich 8001  Switzerland

Copy to:
Henry Lichtenberger, Esq.
Sklar Williams LLP
8363 West Sunset Road, Suite 300
Las Vegas, Nevada 89113
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008
 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 131916108	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Sergei Stetsenko
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,896,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,896,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,896,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.00001 par value per share

	Issuer:	Rancher Energy Corp.
999 18th Street, Suite 3400
Denver, Colorado 80202

Item 2.	Identity and Background

(a)	Sergei Stetsenko
(b)	Paradeplatz 4, Zurich 8001 Switzerland
(c)	Business Executive
(d)	Not applicable
(e)	Not applicable
(f)	Canada

Item 3.	Source and Amount of Funds or Other Consideration

With the exception of approximatley 500,000 shares that were acquired directly from Issuer in a private placement offering, the remainder of the shares were acquired by the Reporting Person in open market transactions. All shares acquired (either in the private placement offering by the Issuer or in open market transactions) were with the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The shares of beneficial interest deemed to be beneficially owned by the Reporting Person is held for investment purposes.  The Reporting Persons do not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to acquire additional shares, disposes of all or some of the shares from time to time, or continue to hold the shares.

Item 5.	Interest in Securities of the Issuer

(a)	8,896,000, 7.66%
(b)	8,896,000, 7.66%
(c)	None
(d)	None
(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2009	/s/ Sergei Stetsenko
Sergei Stetsenko